1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2011

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date January 3, 2011	By	/s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

ANNOUNCEMENT

(1) PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION;

(2) PROPOSED CHANGE OF AUDITORS; AND

(3) RESIGNATION OF VICE CHAIRMAN AND DIRECTOR

The Board announces the following changes to the Company: (1) proposed amendments to the Articles of Association; (2) proposed change of auditors of the Company; and (3) resignation of Mr. Geng Jiahuai from the positions of Vice Chairman and Director of the Company.

(1) PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

In accordance with the requirements made by Shandong Securities Regulatory Bureau after a routine inspection on the Company and the current operation needs of the Company, the Board proposed to amend the Articles of Association. The proposed amendments to the Articles of Association are subject to the approval of the Shareholders by way of a special resolution at the EGM.

(2) PROPOSED CHANGE OF AUDITORS

On 3 November 2010, Grant Thornton International announced the appointment of Jingdu Tianhua Hong Kong as its new member firm in Hong Kong. On 19 November 2010, it was announced that GTHK has concluded a merger agreement and will practice in the name of another certified public accountants practice. It was noted that GTHK had ceased to be a member firm of Grant Thornton International with effect from 23 November 2010. On 27 December 2010, the Company received a resignation letter from GTHK resigning as auditors of the Group effective from 30 December 2010. As the Board would like to continue to use the services provided by a member of Grant Thornton International in Hong Kong, the Board therefore proposed to appoint Jingdu Tianhua Hong Kong as the international auditors of the Group effective from 30 December 2010 until the conclusion of the next annual general meeting of the Company, which appointment is subject to the approval of the Shareholders at the EGM.

(3) RESIGNATION OF VICE CHAIRMAN AND DIRECTOR

The Board announced that Mr. Geng Jiahuai resigned from the positions of Vice Chairman and Director of the Company with effect from 30 December 2010 due to age reasons.

A notice of the EGM containing, among other things, details of the proposed amendments to the Articles of Association and the proposed change of auditors will be dispatched to the Shareholders as soon as possible.

The board of directors (the “Board”) of Yanzhou Coal Mining Company Limited (the “Company”) announces the following changes to the Company: (1) proposed amendments to the Articles of Association; (2) proposed change of auditors of the Company; and (3) resignation of Mr. Geng Jiahuai as an executive Director of the Company.

(1) PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

In accordance with the requirements made by Shandong Securities Regulatory Bureau after a routine inspection on Yanzhou Coal Mining Company Limited (the “Company”) and the current operation needs of the Company, the board of directors of the Company (the “Board”) proposed to amend the articles of association of the Company (the “Articles of Association”). The proposed amendments to the Articles of Association are subject to the approval of the shareholders of the Company (the “Shareholders”) by way of a special resolution at the extraordinary general meeting to be held on Friday, 18 February 2011 (the “EGM”).

Details of the proposed amendments to the Articles of Association are set out as follows:

1. Paragraph 2 of Article 69 of the Articles of Association

The existing Paragraph 2 of Article 69:

“The Company shall convene an extraordinary general meeting within two (2) months of the occurrence of any one of the following events:

(1)	where the number of directors is less than the number stipulated in the Company Law or two-thirds of the number specified in the Company’s articles of association;

be amended as follows:

“The Company shall convene an extraordinary general meeting within two (2) months of the occurrence of any one of the following events:

(1)	where the number of directors is less than the number stipulated in the Company Law or two-thirds of the number specified in the Company’s articles of association or is less than nine (9);

2. Article 77 of the Articles of Association

The existing Article 77:

“Shareholders who request an extraordinary general meeting or a general meeting of a class of shareholders shall comply with the following procedures:

(1)	two or more shareholders who together hold 10% or more of the shares carrying the right to vote in the meeting can request the board of directors to convene an extraordinary general meeting or a class meeting by signing one or several copies of written request(s) in the same form and content, and stating the motions and resolutions proposed. The board of directors shall convene the extraordinary general meeting or the class meeting as specified in the request as soon as possible. The amount of shareholdings referred to above shall be calculated as at the date of request made.

(2)	If no notice of convening a general meeting was issued within thirty (30) days after the board of directors receiving the abovementioned written request(s), the shareholders making the request(s) can convene a meeting by themselves within four (4) months after the board of directors receiving the abovementioned written request(s), and the procedures for convening such meeting shall follow the procedures of the shareholders’ general meeting convened by the board of directors as much as possible.

All reasonable expenses incurred for such meeting convened by the shareholders as a result of the failure of the board of directors to convene a meeting as required by the above request(s) shall be borne by the Company and be set off against sums owed by the Company to the defaulting directors.”

be amended as follows:

“Shareholders who request an extraordinary general meeting or a general meeting of a class of shareholders shall comply with the following procedures:

(1)	Shareholders who together hold 10% or more of the shares carrying the right to vote in the meeting are entitled to propose to convene an extraordinary general meeting or a class meeting to the board of directors in writing and state the motions and resolutions proposed. Within 10 days of receiving such proposal, the board of directors shall provide its decision in writing in accordance with the laws, administrative regulations and the Articles of Association.

(2)	If the board of directors agrees to convene an extraordinary general meeting or a class meeting, it shall issue a notice of meeting within 5 days of its decision, and any changes to the proposal shall be made only with the consent of the proposing shareholders.

(3)	If the board of directors decides against convening the proposed extraordinary general meeting or class meeting, or if it fails to provide its written decision within 10 days of receipt of the proposal, shareholders individually or in aggregate holding 10% or more of the shares of the Company are entitled to propose to convene general meeting to the supervisory committee in writing.

(4)	If the supervisory committee agrees to convene the proposed extraordinary meeting or class meeting, it shall issue the notice of meeting within 5 days of receipt of the proposal, and any changes to the original proposal shall be made only with the consent of the shareholders.

(5)	If the supervisory committee fails to issue a notice of meeting within the prescribed period, the supervisory committee shall be deemed not to convene and chair the meeting. Shareholders individually or in aggregate holding 10% or more of the shares of the Company for 90 consecutive days may convene and chair the meeting on their own.

All reasonable expenses incurred for such meeting convened by the Supervisory Committee or shareholders as a result of the failure of the board of directors to convene a meeting as required by the above request(s) shall be borne by the Company.”

3. Article 103 of the Articles of Association

The existing Article 103:

“When convening shareholders’ general meeting, all directors, supervisors and the secretary to the board of directors of the Company shall attend the meeting. The senior officers shall attend the meeting as participants.”

be amended as follows:

“When convening shareholders’ general meeting, all directors, supervisors and senior officers should attend the meeting.”

4. Paragraph 1 and Paragraph 2 of Article 171 of the Articles of Association

The existing Paragraph 1 and Paragraph 2 of Article 171:

“With the approval over two-thirds of all directors, the Board may decide on the following matters:

(1)	transactions falling within the following limit with respect to purchase or sale of assets, external investment (including entrusted financial management and entrusted loans, etc.), provision of financial assistance, entrusted or trusted asset or business management, entering of licence agreement, transferring or accepting the transfer of research and development projects:

1.	the total assets involved in a single transaction with amount more than 5% and below 25% of the Company’s latest audited total asset value;

2.	a single transaction of which the completion consideration accounts for more than 5% and less than 25% of the Company’s latest audited net asset value;

3.	the latest annual income from principal operations of the subject of a single transaction accounted for more than 5% and less than 25% of the Company’s latest audited income from principal operations for the latest financial year;
4.	the latest annual net profit of the subject of a single transaction accounted for more than 5% and less than 25% of the Company’s latest audited net profit for the latest financial year;

The above transactions which involve public offer of securities that requires the approval of the China Securities Regulatory Commission shall be subject to approval of the shareholders’ general meeting.

(2)	a single loan of less than 10% of the Company’s latest audited net asset value and the debt ratio to the Company’s assets remains under 60% after such financing;

be amended as follows:

“With the approval over two-thirds of all directors, the Board may decide on the following matters:

(1)	transactions falling within the following limit (whichever is stricter) with respect to purchase or sale of assets, external investment (including entrusted financial management and entrusted loans, etc.), provision of financial assistance, leasing of assets as lessor or lessee, restructuring of claims or debts, giving or receiving assets as a gift, entrusted or trusted asset or business management, entering of licence agreement, transferring or accepting the transfer of research and development projects:

1.	the aggregate assets value (where book value and assessed value are available, whichever is higher) involved in a single transaction with amount more than 10% and below 50% of the Company’s latest audited total asset value prepared in accordance with the PRC GAAP; or more than 5% and less than 25% of the Company’s latest published total assets value prepared in accordance with the International Financial Reporting Standards;

2.	a single transaction of which the completion consideration (including liabilities and expenses) accounts for more than 10% and less than 50% of the Company’s latest audited net asset value prepared in accordance with the PRC GAAP; or more than 5% and less than 25% of the total market capitalisation of the Company (which is calculated by the average closing price of the Company’s shares as stated in the Hong Kong Stock Exchange’s daily quotations sheets for the five business days immediately preceding the date of a transaction);

3.	the latest annual income from principal operations of the subject of a single transaction accounted for more than 10% and less than 50% of the Company’s latest audited income from principal operations for the latest financial year prepared in accordance with the PRC GAAP; or more than 5% and less than 25% of the Company’s latest audited income from principal operations for the latest financial year prepared in accordance with the International Financial Reporting Standards;

4.	the latest annual net profit of the subject of a single transaction accounted for more than 10% and less than 50% of the Company’s latest audited net profit for the latest financial year prepared in accordance with the PRC GAAP; or more than 5% and less than 25% of the Company’s latest audited net profit for the latest financial year prepared in accordance with the International Financial Reporting Standards.

The above transactions which involve public offer of securities that requires the approval of the China Securities Regulatory Commission shall be subject to approval of the shareholders’ general meeting.

(2)	a single loan of more than 10% and less than 25% of the Company’s latest audited net asset value and the debt ratio to the Company’s assets remains under 80% after such financing;

5. Paragraph 1 and Paragraph 2 of Article 190 of the Articles of Association

The existing Paragraph 1 and Paragraph 2 of Article 190:

“The general manager may, by means such as through the manager’s meeting of the Company, make decisions on the following operational matters:

(1)	transactions falling within the following limit with respect to purchase or sale of assets, external investment, provision of financial assistance, entrusted or trusted asset or business management, entering of licence agreement, transferring or accepting the transfer of research and development projects:

1.	the total assets involved in a single transaction with amount less than 5% of the Company’s latest audited total asset value;

2.	a single transaction of which the completion consideration accounts for less than 5% of the Company’s latest audited net asset value;

3.	the latest annual income from principal operations of the subject of a single transaction accounted for less than 5% of the Company’s latest audited income from principal operations for the latest financial year;

4.	the latest annual net profit of the subject of a single transaction accounted for less than 5% of the Company’s latest audited net profit for the latest financial year;

(2)	a single loan of less than 5% of the Company’s latest audited net asset value and the debt ratio to the Company’s assets remains under 50% after such financing;

be amended as follows:

“The general manager may, by means such as through the manager’s meeting of the Company, make decisions on the following operational matters:

(1)	transactions falling within the following limit (whichever is stricter) with respect to purchase or sale of assets, external investment (including entrusted financial management and entrusted loans, etc.), provision of financial assistance, leasing of assets as lessor or lessee, restructuring of claims or debts, giving or receiving assets as a gift, entrusted or trusted asset or business management, entering of licence agreement, transferring or accepting the transfer of research and development projects:

1.	the aggregate assets value (where book value and assessed value are available, whichever is higher) involved in a single transaction with amount below 10% of the Company’s latest audited total asset value prepared in accordance with the PRC GAAP; or less than 5% of the Company’s latest published total asset prepared in accordance with the International Financial Reporting Standards;

2.	a single transaction of which the completion consideration (including liabilities and expenses) accounts for less than 10% of the Company’s latest audited net asset value prepared in accordance with the PRC GAAP; or less than 5% of the total market capitalisation of the Company (which is calculated by the average closing price of the Company’s shares as stated in the Hong Kong Stock Exchange’s daily quotations sheets for the five business days immediately preceding the date of the transaction);

3.	the latest annual income from principal operations of the subject of a single transaction accounted for less than 10% of the Company’s latest audited income from principal operations for the latest financial year prepared in accordance with the PRC GAAP; or less than 5% of the Company’s latest audited income from principal operations for the latest financial year prepared in accordance with the International Financial Reporting Standards;

4.	the latest annual net profit of the subject of a single transaction accounted for less than 10% of the Company’s latest audited net profit for the latest financial year prepared in accordance with the PRC GAAP; or less than 5% of the Company’s latest audited net profit for the latest financial year prepared in accordance with the International Financial Reporting Standards.

(2)	a single loan of less than 10% of the Company’s latest audited net asset value and the debt ratio to the Company’s assets remains under 50% after such financing;

The Board confirms that there is nothing unusual about the proposed amendments to the Articles of Association for a company listed in Hong Kong.

(2) PROPOSED CHANGE OF AUDITORS

On 3 November 2010, Grant Thornton International announced the appointment of Jingdu Tianhua Hong Kong as its new member firm in Hong Kong. On 19 November 2010, it was announced that Grant Thornton Hong Kong (“GTHK”) has concluded a merger agreement and will practice in the name of another certified public accountants practice. It was noted that GTHK had ceased to be a member firm of Grant Thornton International with effect from 23 November 2010. On 27 December 2010, the Company received a resignation letter from GTHK resigning as auditors of the Company and its subsidiaries (the “Group”) effective from 30 December 2010. As the Board would like to continue to use the services provided by a member of Grant Thornton International in Hong Kong, the Board has therefore resolved to appoint Jingdu Tianhua Hong Kong as the international auditors of the Group effective from 30 December 2010 until the conclusion of the next annual general meeting of the Company, which appointment is subject to the approval of the Shareholders at the EGM.

GTHK has confirmed that there are no circumstances connected with its resignation which it considered should be brought to the attention of the Shareholders or creditors of the Company.

The Board confirmed that there is no disagreement between the Company and GTHK. The Board and the audit committee of the Board further confirmed that there are no circumstances in respect of the change of auditors which they considered should be brought to the attention of the Shareholders.

(3) RESIGNATION OF DIRECTOR

The Board announced that Mr. Geng Jiahuai resigned from the positions of Vice Chairman and Director of the Company with effect from 30 December 2010 due to age reasons.

Mr. Geng confirmed that he has no disagreement with the Board and there is no matter relating to his resignation that will need to be brought to the attention of the Shareholders.

The Board would like to take this opportunity to express its gratitude to Mr. Geng for his valuable contribution to the Company during his term of service.

RECOMMENDATION

The Board considered that the proposed amendments to the Articles of Association and the proposed change of auditors are in the best interests of the Company and its Shareholders and accordingly recommend the Shareholders to vote in favour of the resolutions at the EGM.

A notice of the EGM containing, among other things, details of the proposed amendments to the Articles of Association and the proposed change of auditorswill be despatched to the Shareholders as soon as possible.

By order of the Board Yanzhou Coal Mining Company Limited Li Weimin Chairman

Zoucheng, Shandong, the PRC

30 December 2010

As at the date of this announcement, the Directors of the Company are Mr. Li Weimin, Mr. Wang Xin, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive Directors of the Company are Mr. Pu Hongjiu, Mr. Zhai Xigui, Mr. Li Weian and Mr. Wang Junyan.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC